AB
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09055339

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

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SEC FILE NUMBER
8-67525

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ambassador Financial Group Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1605 North Cedar Crest Blvd. Suite 508
(No. and Street)

Allentown (City) PA (State) 18104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew T. Resch 610-351-1633
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Beard Miller Company LLP
(Name – *if individual, state last, first, middle name*)

One Windsor Plaza 7535 Windsor Drive Sui (Address) Allentown (City) PA (State) 18195-1014 (Zip Code)

PROCESSED
MAR 1 2 2009
THOMSON REUTERS

SEC Mail Processing Section
FEB 19 2009
Washington, DC
111

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

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# OATH OR AFFIRMATION

I, Matthew T. Resch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __________, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__________

__________

__________

Signature

Managing Director, CFO, FINOP

Title

Notary Public

NOTARIAL SEAL
MIRIAM ZETTLEMOYER
Notary Public
ALLENTOWN CITY, LEHIGH COUNTY
My Commission Expires Aug 11, 2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Ambassador Financial Group, Inc.

Financial Report

December 31, 2008

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## Independent Auditor's Report

To the Board of Directors
Ambassador Financial Group, Inc.

We have audited the accompanying statements of financial condition of Ambassador Financial Group, Inc. (the Company) as of December 31, 2008 and 2007, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ambassador Financial Group, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Beard Miller Company LLP

Beard Miller Company LLP
Allentown, Pennsylvania
February 9, 2009

# Ambassador Financial Group, Inc.

## Statements of Financial Condition
**December 31, 2008 and 2007**

| | 2008 | 2007 |
|---|---|---|
| **Assets** | | |
| **Current Assets** | | |
| Cash and cash equivalents | $539,273 | $380,420 |
| Commissions receivable | 6,135 | 12,163 |
| Accounts receivable from employee | --- | 7,600 |
| Prepaid expenses | 62,721 | 37,305 |
| **Total Current Assets** | 608,129 | 437,488 |
| **Furniture and equipment, net of accumulated depreciation of $1,378** | 39,956 | --- |
| **Other Asset, Deposits** | 32,096 | 31,900 |
| **Total Assets** | $680,181 | $469,388 |
| **Liabilities and Stockholders' Equity** | | |
| **Current Liabilities** | | |
| Commissions payable | $ 2,481 | $ 4,872 |
| Payroll taxes payable | 80,888 | 145,168 |
| Accrued expenses | 2,429 | 7,862 |
| **Total Current Liabilities** | 85,798 | 157,902 |
| **Stockholders' Equity** | | |
| Common stock, no par value; 1,000 shares authorized; 100 shares issued and outstanding | 25,000 | 25,000 |
| Retained earnings | 569,383 | 286,486 |
| **Total Stockholders' Equity** | 594,383 | 311,486 |
| **Total Liabilities and Stockholders' Equity** | $680,181 | $469,388 |

*See Notes to financial statements.*

END